MK

13012561

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 26 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48270

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: James River Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

58 Broad Street Road
(No. and Street)

Manakin-Sabot (City) VA (State) 23103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Laura McGrath (804) 578-4500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte
(Name – *if individual, state last, first, middle name*)

James Frett Building (Address) PO Box 3083 Road Town (City), Tortola (State) VG 1110 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

09
3/1/13

OATH OR AFFIRMATION

I, Laura McGrath, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of James River Securities Corp, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary ID# 7111855

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Laura McGrath, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of James River Securities Corp, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public Notary ID# 7111855

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

James River Securities Corp

58 Broad Street Road
Manakin-Sabot, VA 23103
(804) 578-4500

February 14, 2013

James River Securities Corp., a registered futures commission merchant, is submitting this audited annual report and its attachments as of and for the year ended December 31, 2012. The person whose signature appears below represents that, to the best of their knowledge, all information contained therein is true, correct and complete.

Laura P. McGrath
President

Contents

Deloitte.

Deloitte & Touche
Wickhams Cay 1
P.O. Box 3083
Road Town,
Tortola, VG1110
British Virgin Islands

Tel: +1 284 494 2868
Fax: +1 284 494 7889
deloittebvi@deloitte.com
www.deloitte.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Board of Directors of

James River Securities Corp. and Subsidiary

We have audited the accompanying consolidated financial statements of James River Securities Corp. and Subsidiary (the "Company") including the consolidated statement of financial condition, the consolidated statement of operations, consolidated statement of changes in stockholders' equity and consolidated statement of cash flows for the year then ended, December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and the results of its operations, changes in stockholders equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche

February 14, 2013
British Virgin Islands

James River Securities Corp. and Subsidiary

Consolidated Statements Of Financial Condition
December 31, 2012 And 2011

Assets	**2012**	2011
Cash	**$ 179,134**	$ 102,793
Fees Receivable	**5,496**	-
Prepaid Expenses	**417**	-
Total assets	**$ 185,047**	$ 102,793
Liabilities And Stockholders' Equity		
Current Liabilities		
Accrued expenses	**$ 4,065**	$ 1,194
Stockholders' Equity		
Common stock, $1.00 par value, 1,000 shares authorized and outstanding	**1,000**	1,000
Paid-in capital	**1,824,000**	1,624,000
Retained deficit	**(1,644,018)**	(1,523,401)
Total stockholders' equity	**180,982**	101,599
Total liabilities and stockholders' equity	**$ 185,047**	$ 102,793

See Notes To Consolidated Financial Statements.

James River Securities Corp. and Subsidiary

Consolidated Statements Of Operations
Years Ended December 31, 2012 And 2011

	2012	2011
Revenues		
Trailing Commission Revenue	$ 5,836	$ -
Incentive Fees	3,476	-
Total revenues	9,312	-
Expenses		
Selling Commission Expense	$ 5,531	$ -
Administrative fees	105,816	105,816
Professional fees	11,984	23,058
Other expenses	6,598	4,793
Total expenses	129,929	133,667
Net loss	$ (120,617)	$ (133,667)

See Notes To Consolidated Financial Statements.

James River Securities Corp. and Subsidiary

Consolidated Statements Of Changes In Stockholders' Equity
Years Ended December 31, 2012 And 2011

	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total Equity
Balance at January 1, 2011	$ 1,000	$ 1,524,000	$ (1,389,734)	$ 135,266
Capital contributions	-	100,000	-	100,000
Net loss	-	-	(133,667)	(133,667)
Balance at December 31, 2011	1,000	1,624,000	(1,523,401)	101,599
Capital contributions	-	200,000	-	200,000
Net loss	-	-	(120,617)	(120,617)
Balance at December 31, 2012	$ 1,000	$ 1,824,000	$ (1,644,018)	$ 180,982

See Notes To Consolidated Financial Statements.

James River Securities Corp. and Subsidiary

Consolidated Statements Of Cash Flows
Years Ended December 31, 2012 And 2011

	2012	2011
Cash Flows From Operating Activities		
Net loss	$ (120,617)	$ (133,667)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in assets and liabilities:		
Fees Receivable	(5,913)	-
Accrued expenses	2,871	(339)
Net cash used in operating activities	(123,659)	(134,006)
Cash Flows From Financing Activities		
Contributions from stockholders	200,000	100,000
Net cash provided by financing activities	200,000	100,000
Net increase/(decrease) in cash	76,341	(34,006)
Cash, beginning of year	102,793	136,799
Cash, end of year	$ 179,134	$ 102,793

See Notes To Consolidated Financial Statements.

Note 1. Nature of Business And Significant Accounting Policies

Nature of business: James River Securities Corp. and subsidiary (the Company) operates in Virginia as an introducing broker-dealer. James River Securities Corp.'s wholly owned subsidiary, James River Insurance Agency LLC, is licensed with the Commonwealth of Virginia's Bureau of Insurance to solicit, negotiate, effect or procure variable life insurance and variable annuities; however, it has not engaged in these activities during the years ended December 31, 2012 and 2011. The Company is registered as a broker/dealer under the rules and regulations of the Securities and Exchange Commission (the SEC), is a member of the Financial Industry Regulatory Authority (FINRA), and is registered as an Introducing Broker with the Commodity Futures Trading Commission (the CFTC). The broker/dealer registration with the SEC permits the Company to conduct business primarily in direct participation programs on a reasonable efforts basis and to act as a finder or marketing agent with respect to private placements.

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of rule 15c3-3 of the SEC. Therefore, the Company does not have customer accounts and thus does not carry margin accounts, or receive customer funds or securities which it would have to transmit promptly in connection with its activities as a broker or dealer. The Company does not otherwise hold funds or securities for or owe money to customers, nor does it have financial transactions between the broker or dealer and customers through which bank accounts have been designated as Special Accounts for the Exclusive Benefit of Customers of the Company.

Method of reporting: The consolidated financial statements include the accounts of James River Securities Corp. and its wholly owned subsidiary. All material inter-company accounts and transactions are eliminated in consolidation.

A summary of the Company's significant accounting policies follows:

The Company follows accounting standards established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operation, and cash flows. References to Generally Accepted Accounting Principles (GAAP) in these footnotes are to the FASB Accounting Standards Codification, sometimes referred to as the Codification or ASC.

Accounting estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commission revenue and expenses: The Company has ongoing revenue earned from previous placement transactions (Trailing Commissions) that is recognized as earned on the terms of the underlying placement agreements, which are based on the net asset values of the private placement investments and may also include a component based on performance. Commission expenses are amounts paid to registered representatives of the Company based on a percentage of the commission revenue generated.

Income taxes: The Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods. The Company would recognize any interest and penalties on income taxes as a component of income tax expense in the consolidated statements of operations.

Note 2. Related Party Transactions

The Company has no paid employees. The Company is charged an administrative fee by a related entity, James River Financial Corp (JRFC). The fee is based on an estimation of the administrative services to be rendered, is reviewed periodically and may be changed as determined appropriate by mutual consent of JRFC and the Company. The total administrative fee paid by the Company was $105,816 for each of the years ended December 31, 2012 and 2011.

Note 3. Income Tax Status

The Company, with the consent of its stockholders, has elected to be taxed under sections of federal and the Commonwealth of Virginia income tax law, which provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying consolidated financial statements.

Management has evaluated the Company's tax positions for the open tax years and concluded that the Company has taken no uncertain tax positions that require adjustment to the consolidated financial statements to comply with the provisions of this guidance. Generally, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2008.

Note 4. Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital requirements of the CFTC Regulation 1.17 and requirements of the National Futures Association. At December 31, 2012, the Company had net capital of $179,134 which was $129,134 in excess of its required net capital of $50,000. The Company's net capital ratio was 0.02 to 1.

James River Securities Corp. and Subsidiary

Schedule I

Computation Of Net Capital Under SEC Rule 15c3-1
December 31, 2012

Net Capital		
Stockholders' Equity	$	180,982
Nonallowable assets		
Commissions receivable		(1,431)
Prepaid expenses and other assets		(417)
Total nonallowable assets		(1,848)
Net capital	$	179,134
Aggregate Indebtedness		
Accounts payable and accrued liabilities	$	4,065
Computation of Basic Net Capital Requirements		
Minimum net capital required (the greater of $50,000 or 6 2/3% of aggregate indebtedness)	$	50,000
Excess net capital	$	129,134
Ratio of aggregate indebtedness to net capital		0.02 to 1

Note: There are no material differences between the above computation and the Company's Corresponding unaudited Part II of Form X-17A-5 as of December 31, 2012 and pursuant to CFTC Rule 1.17.

Deloitte.

Deloitte & Touche
Wickhams Cay 1
P.O. Box 3083
Road Town,
Tortola, VG1110
British Virgin Islands

Tel: +1 284 494 2868
Fax: +1 284 494 7889
deloittebvi@deloitte.com
www.deloitte.com

Independent Auditor's Report On Internal Control

To the Stockholders and Board of Directors
James River Securities Corp.
Manakin-Sabot, Virginia

In planning and performing our audit of the consolidated financial statements of James River Securities Corp. and Subsidiary (the Company), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the Unites States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in 17a-5(g)in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Company Futures Trading Commission (CFTC), we have made study of the practices and procedures followed by the company including consideration of control activities for safeguarding firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

Deloitte.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not assurance that assets for which the Company has responsibility are safeguard against loss for unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of the inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not to be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of the changes in conditions or that the effectiveness for their design operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe that a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, or a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and, therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2012, to meet the SEC's and CFTC's objectives.

Deloitte.

This report is intended solely for the information and use of the Stockholders, Board of Directors, the SEC, the CFTC, the Financial Industry Regulatory Authority, the National Futures Association and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers and introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche

British Virgin Islands
February 14, 2013

Member of
Deloitte Touche Tohmatsu